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                                          Filed by Accredo Health, Incorporated
                                          pursuant to Rule 425 under the
                                          Securities Act of 1933 and deemed
                                          filed pursuant to Rule 14a-12 under
                                          the Securities Exchange Act of 1934.

                                          Subject Company: Gentiva Health
                                          Services, Inc.
                                          Commission File No. 001-15669

                                          Date:  January 2, 2002


On January 2, 2002, Accredo Health, Incorporated issued the following press release:


                                              Financial Contact: Joel Kimbrough
                                                                   901.385.3621
                                       Investor Relations Contact: Kerry Finney
                                                                   901.381.7442


For Immediate Release


ACCREDO HEALTH TO ACQUIRE SPECIALTY PHARMACEUTICAL SERVICES DIVISION OF GENTIVA HEALTH SERVICES, INC.


MEMPHIS, TN, JANUARY 2, 2002 - Accredo Health, Incorporated (NASDAQ: ACDO) and Gentiva Health Services, Inc. (NASDAQ: GTIV) announced today that they have entered into an agreement whereby Accredo will purchase the Specialty Pharmaceutical Services (SPS) division of Gentiva for approximately $415,000,000, to be paid in an equal combination of cash and Accredo common stock. The parties have executed a definitive asset purchase agreement with closing scheduled for early April 2002. The transaction is contingent upon approval by the shareholders of each Company and approval by the applicable Federal regulatory agencies.

"Gentiva's chronic specialty pharmacy business is a perfect fit with Accredo's niche business model and the joining of both businesses should fuel Accredo's continued growth well into the future," said Accredo Health Chairman and CEO David D. Stevens. "We believe we are joining two of the premier players in the industry enhancing our ability to continue to provide superior services to our customers, including manufacturers, patients, payors and physicians."

"Once this transaction closes, the uniting of Gentiva's and Accredo's distribution capabilities, clinical competencies and strong product lines will form one of the most dynamic, growth oriented - specialty pharmaceutical companies in America," said Edward A. Blechschmidt, Chairman, President and Chief Executive Officer of Gentiva Health Services.


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"Not only will Accredo be adding important new pharmaceutical products and revenues with the addition of Gentiva's SPS division, we will also be adding significant new manufacturing relationships for both Gentiva's current drugs and potential new FDA approved drugs," added Mr. Stevens. "The transaction includes Gentiva's Clinical Business Solutions group, which provides services to pharmaceutical companies with products in clinical trials. These services allow the company to create relationships with manufacturers earlier in the FDA clinical trial cycle," said Stevens. "We believe this transaction enhances our ability to identify and sign more preferred relationships with manufacturers in the future."

The SPS division of Gentiva is expected to generate approximately $715 to $735 million in net revenues for its calendar year 2001. "We see significant advantages in the alignment of our two businesses," stated Joel R. Kimbrough, Accredo Health's Chief Financial Officer. "The acquisition will be immediately accretive to earnings prior to any cost synergies between the two organizations. Gentiva's SPS division includes the distribution of all eight of the major product lines distributed by Accredo, including Avonex(R), Cerezyme(R), growth hormone, hemophilia clotting factor, IVIG, Remicade(R), Synagis(R), and Tracleer(TM). In addition, Accredo will add several Gentiva products as new Accredo product lines including Adagen(R), Delatestryl(R), Enbrel(R), Flolan(R), Lovenox(R), Oncaspar(R), Oxandrin(R), and Rilutek(R)."

With the addition of SPS, Accredo immediately adds the additional SPS product lines to its current payor contracts. Accredo will also gain the ability to provide its existing product lines under payor contracts previously serviced by SPS. "The addition of SPS's product lines makes our `carve out strategy' more meaningful and increases our attractiveness to more managed care and PBM's payors," concluded Mr. Stevens.

The SPS division that Accredo is acquiring includes both Gentiva's chronic and acute business. Accredo intends to retain approximately 75% to 80% of SPS's revenues by extracting certain core therapies from Gentiva's acute business and combining them with Accredo's chronic therapies. Those therapies include Cerezyme, growth hormone, IVIG and Synagis. Accredo will immediately begin assessing strategic options for the remaining acute business and expects to exit that business component by December 31, 2002.

Accredo will host a conference call to discuss the acquisition on Thursday morning, January 3, 2002, at 7:30 a.m. CST. Interested parties may access the call at 816.650.0753, referencing Chairperson David Stevens. The conference call will also be web-cast live on the Accredo Health, Incorporated web site. The web-cast may be accessed at www.accredohealth.com beginning at 7:30 a.m. CST on January 3, 2002. A replay of the call will be available, and there will also be a playback of the conference call available over the Internet beginning approximately one hour after the end of the conference call. Both the replay of the call and the Internet playback option will be available until January 18, 2002 at 5:00 p.m. CST. To access the replay call, dial 402.220.2491, pass code 10902017. To access the Internet playback, go to www.accredohealth.com.

Accredo Health, Incorporated provides specialized contract pharmacy and related services pursuant to agreements with biotechnology drug manufacturers relating to the treatment of patients with certain costly, chronic diseases. The company's services include collection of timely drug utilization and patient compliance information, patient education and monitoring through the use of written materials and telephonic consultation, reimbursement expertise and overnight drug delivery.

In addition to historical information, certain of the statements in the preceding paragraphs, particularly those anticipating future financial performance, business prospects and growth and


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operating strategies constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as anticipate, believe, estimate, expect, intend, predict, hope or similar expressions. Such statements, which include estimated financial information or results and the quoted comments of Messrs. Stevens, Kimbrough and Blechschmidt above, are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, satisfaction of approvals and conditions applicable to the transaction described above, the loss of a biopharmaceutical relationship, our inability to sell existing products, the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in healthcare policies and structure, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the ability to obtain products from suppliers, reliance on strategic alliances, the ability to expand through joint ventures and acquisitions, the ability to maintain pricing arrangements with suppliers that preserve margins, the need for and ability to obtain additional capital, the seasonality and variability of operating results, the Company's ability to implement its strategies and achieve its objectives and the risks and uncertainties described in reports filed by Accredo with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation, cautionary statements made in Accredo's 2001 Annual Report on Form 10-K and Accredo's latest quarterly report on 10-Q under the heading "Risk Factors."

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Accredo and Gentiva will file a joint proxy statement/prospectus and Accredo will file a registration statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE IMPORTANT INFORMATION WILL BE CONTAINED THEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and registration statement (when available) and other documents filed by Accredo and Gentiva with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and registration statement, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Accredo's filings may be obtained by directing a request to Accredo Health, Incorporated, 1640 Century Center Parkway, Suite 101, Memphis, TN 38134, Attn: Thomas W. Bell, Jr. Free copies of Gentiva's filings may be obtained by directing a request to Gentiva Health Services, Inc., 3 Huntington Quadrangle 2S, Melville, NY 11747-8943,
Attn: Michael Johns, Vice President, Communications.

PARTICIPANTS IN THE SOLICITATION

Accredo, Gentiva and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Accredo's and Gentiva's stockholders under the rules of the Commission is set forth in public filings filed by Accredo and Gentiva with the Commission and will be set forth in the joint proxy statement/prospectus when it is filed with the Commission.


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